October 11, 2016

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Cloud Peak Energy Resources LLC
Application for Qualification of Indenture on Form T-3
Filed September 12, 2016
File No. 022-29026

Dear Mr. Reynolds:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29026) (as amended, the “Application”) of Cloud Peak Energy Resources LLC, Cloud Peak Energy Finance Corp., Cloud Peak Energy Inc., Antelope Coal LLC, Arrowhead I LLC, Arrowhead II LLC, Arrowhead III LLC, Big Metal Coal Co. LLC, Caballo Rojo Holdings LLC, Caballo Rojo LLC, Cloud Peak Energy Logistics LLC, Cloud Peak Energy Logistics I LLC, Cloud Peak Energy Services Company, Cordero Mining Holdings LLC, Cordero Mining LLC, Cordero Oil and Gas LLC, Kennecott Coal Sales LLC, NERCO Coal LLC, NERCO Coal Sales LLC, NERCO LLC, Prospect Land and Development LLC, Resource Development LLC, Sequatchie Valley Coal Corporation, Spring Creek Coal LLC, Western Minerals LLC, Youngs Creek Holdings I LLC, Youngs Creek Holdings II LLC and Youngs Creek Mining Company, LLC  (collectively, the “Applicants”), relating to the qualification of the Indenture governing the 12.00% Senior Secured Notes due 2021 of Cloud Peak Energy Resources LLC and Cloud Peak Energy Finance Corp.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 7a-9 promulgated thereunder, the Applicants hereby respectfully request the acceleration of the effectiveness of the above referenced Application so that it may become effective at 2:00 P.M., Eastern time, on October 12, 2016, or as soon as practicable thereafter.  By requesting acceleration of effectiveness hereunder, we acknowledge that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Trust Indenture Act of 1939, as amended, as they relate the securities to be issued pursuant to the Indenture specified in the above-captioned Form T-3.

CLOUD PEAK ENERGY INC. | 385 Interlocken Crescent, Suite 400  | Broomfield, CO 80021

T+1 720 566 2900 | F+1 720 566 3090  |  www.cloudpeakenergy.com

We request that we be notified of such effectiveness of the Application by a telephone call to Shelley Barber at Vinson & Elkins L.L.P. at (212) 237-0022 and that written confirmation of the effectiveness of the Application also be sent to Ms. Barber.

Respectfully,

CLOUD PEAK ENERGY RESOURCES LLC
CLOUD PEAK ENERGY FINANCE CORP.
CLOUD PEAK ENERGY INC.
ANTELOPE COAL LLC
ARROWHEAD I LLC
ARROWHEAD II LLC
ARROWHEAD III LLC
BIG METAL COAL CO. LLC
CABALLO ROJO HOLDINGS LLC
CABALLO ROJO LLC
CLOUD PEAK ENERGY LOGISTICS LLC
CLOUD PEAK ENERGY LOGISTICS I LLC
CLOUD PEAK ENERGY SERVICES COMPANY
CORDERO MINING HOLDINGS LLC
CORDERO MINING LLC
CORDERO OIL AND GAS LLC
KENNECOTT COAL SALES LLC
NERCO COAL LLC
NERCO COAL SALES LLC
NERCO LLC
PROSPECT LAND AND DEVELOPMENT LLC
RESOURCE DEVELOPMENT LLC
SEQUATCHIE VALLEY COAL CORPORATION
SPRING CREEK COAL LLC
WESTERN MINERALS LLC
YOUNGS CREEK HOLDINGS I LLC
YOUNGS CREEK HOLDINGS II LLC
YOUNGS CREEK MINING COMPANY, LLC.

By:	/s/ Bryan Pechersky
Name:	Bryan Pechersky
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:                                David Link (Securities and Exchange Commission)

Michael Killoy (Securities and Exchange Commission)

Colin Marshall (Cloud Peak Energy Inc.)